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Exploration History

Click here for a summary of exploration history in the lands of Israel from 1900 through 2004.

470 wells drilled in the past 57 years, with several small onshore discoveries and major offshore gas discoveries. Click here for a table summarizing the wells drilled in Israel, their nature, location and results.

Oil exploration in Israel has gone through a series of evolutionary steps since the drilling of the the first well in 1947 and the completion of the first discovery in 1955. Despite the common perception that there is no oil or gas in Israel, there have been successes with each stage. Over the past fifty-seven years, approximately 470 wells have been drilled in Israel (including the West Bank and Gaza). Of these, about 120 were development and step out wells. The exploratory wells ranged in depth from about 1500 feet to the deepest well of over 21,000 feet, with the vast majority being the shallow wells drilled on surface geology to relatively shallow depths. The results of this drilling activity over the years are summarized below, the more important of which are shown on the map to the right (click map for larger scale).

  Numerous non-commercial oil and gas shows in many of the wells drilled.
  Small commercial production of oil in Heletz, Kokhav, Brur, Ashdod and Zuk Tamrur
  Small commercial production of gas in Zohar, Kidod, Kanaim, Sadot, Ashdod, Shiqma, Notera, and Mazal (Hula Valley)
  World class major offshore gas discoveries at Noa, Or, Ashqelon (Mari-B) and Gaza.

Initial Exploration Efforts - Late 1940's to 1960's

The first exploration drilling began in 1947 on a surface feature combined with a gravity anomaly in the Heletz area southeast of Ashqelon. In 1955, the Heletz oil field was discovered at that location with the deepening of the original well. In the initial stage of exploration following the discovery at Heletz, local government oil companies drilled the surface structures believing that they would find oil as has been done throughout the Middle East. These initial attempts centered upon drilling the Cretaceous formations primarily in the Negev. Later the exploration centered upon the Upper and Middle Jurassic formations resulting in the discovery of the first gas fields (Zohar, Kidod and Hakanaim near Arad) and a further oil discovery in Kokhav, near Heletz. There was also a non-commercial oil discovery at Gurim, near Arad. In 1962, Lewis Weeks (then the former chief Geologist of Exxon) prepared a report for the Israeli government that estimated 500 million to 2 billion barrels of oil would ultimately be recovered from under the lands of Israel.

Following the 1967 war, less government support was provided for exploration within the areas of earlier interest and efforts were focused upon the recently accessible Gulf of Suez. The early post-war years, though, did see the first offshore wells drilled in Israel's portion of the Mediterranean Sea to Cretaceous and Jurrasic targets, and some additional drilling in the Negev to the Jurrasic.

Search for Larger Projects - 1970's and 1980's

After the oil price crises of 1973, the exploration focus of the government shifted to large structures in deeper unexplored sediments. In this period a large effort was expended in the Sinai and Gulf of Suez, resulting in the discovery of the Alma oil field and the Sadot gas field. Exploration continued in the Israeli coastal plain and resulted in the discovery of the Shiqma gas field and the Ashdod oil field.

In 1979, James Wilson (then the former chief gelogist of Shell Oil Company) prepared a report for the Israeli government that estimated that the onshore reserves potential of the country (excluding the Dead Sea area) was 330 million to 2 billion barrels. In 1980, the Superior Oil Company (now a subsidiary of Exxon-Mobil) completed an 18-month basin study of the onshore areas of the country and postulated a reef trend along the coastal areas of North Central Israel. One of their primary prospects coincides with our Ma'anit location. Copies of the Lewis Weeks study (1962), the Wilson study and the Superior study are available in Zion's offices in Israel.

Exploration in the Sinai and Gulf of Suez ended with the signing of the Egypt-Israel peace treaty in 1979. Moderate levels of exploration continued in the Dead Sea area resulting in live oil recoveries from Triassic tests, but no commercial discoveries. Additional drilling took place in the Ashdod area for Jurassic carbonate reservoirs with the discovery of one small field.

Several deep wells in northern Israel were drilled prior to 1986 - the Ga'ash #2, Ramallah #1, Atlit #1 and the Deborah #1a. Of these, the Atlit #1 experienced an asphalt flow at the top of the Triassic and had some 300 feet of strong oil shows in the Upper Triassic before experiencing hole difficulties and being abandoned at a depth of 21,000 feet. The Ramallah #1 and the Deborah #1a both had oil shows in the Jurassic and Triassic formations.

1986 to 1988 - Government Basin Analysis (OEIL)

Forty years of data organized and evaluated to present Israel's exploration potential

At the beginning of 1986, the government suspended all drilling operations and Oil Exploration Investment, Ltd. ("OEIL"--a government owned entity) was directed to carry out a comprehensive basin analysis study for all of Israel. The study, which describes the geologic setting of Israel and each of its separate basins, was completed in 1988. It contains detailed exploration data and comprehensive maps relating to the previous 38 years of Israeli petroleum exploration. Larger images of some of the maps are shown in the next section. The full study was made available in Israel to local and foreign oil and gas exploration companies and other interested parties. Original copies are currently very scarce. Access to Zion's copy may be requested by contacting the company directly.

The 1990's and Early 2000's - Industry Privatization and Deep Onshore and Renewed Offshore Activity

Following the publication of the 1988 OEIL study, OEIL was disbanded and the government commenced the process of privatizing the government-owned drilling, exploration and production companies, (including the Israel National Oil Company, Naphta and Lapidoth) a process that was completed by the mid-1990's. Since the early 1990's, the bulk of exploration activities have been conducted by a number of small Israeli publicly-traded limited partnerships, generally managed by Israeli industry professionals without significant outside assistance. At the end of the decade, several large international oil and gas companies acquired rights in exploratory prospects and became involved in exploration activities primarily offshore. These included British Gas, Enserch, Reading & Bates, and Samedan (now Noble Energy.)

During the decade there was some drilling to Triassic and Paleozoic targets. Israel National Oil Company (now Israel Oil Company) made a small discovery at the Zuk Tamrur field near the Dead Sea that produced 150-200 barrels of light oil per day from the Lower Triassic Ra'af formation. Ultimately, the well produced approximately 250,000 barrels of oil. Also in the Dead Sea area there was a non-commercial discovery at Massada (Emunnah) which produced some oil on test.

In the north (roughly from Ashdod northward), the exploration effort consisted of Modi'in's David #1 drilled into the top of the Paleozoic and with gas shows in the Triassic Ra'af; Givot Olam's Meged #2, #3 and #4 which tested Silurian oil in the Meged #2 and #4 from the Upper Triassic - Mohilla and recovered a bottom hole sample from the Mohilla in the Meged #3. Sedot Neft attempted to drill a Triassic test at Ma'anit, but ran out of funds before the well reached its objective. Zion holds rights to the Ma'anit well in connection with its License and in 2005 reentered and deepened the well to thet Triassic with reported numerous significant oil and gas shows in a 2,100 foot interval. The Meged #4 well was drilled and tested during 2002-2004. The drilling of a horizontal bore hole to test the well's production capability was attempted by Givot Olam in 2005, but due to equipment failure was unsuccessful.

Three wells were drilled by a group led by Isramco Inc. during the early 1990's off the Ashquelon coast. A group of U.S. investors led by Armand Hammer (of Occidental Petroleum) participated in these wells (as well as several onshore wells). Two of these offshore wells tested oil. Yam-1 is reported to have tested 800 bbls/day and the Yam-2 well is reported to have tested 500 bbls/day of oil from the Jurassic. This led to increased interest in offshore exploration by Israeli, U.S. and British companies.

Offshore Gas Discoveries make the Difference - 1998 to 2001

Over the past several years, significant amounts of natural gas have been discovered off the coast of Israel, which is an extremely important development for a country with very limited domestic energy resources. Initial estimates are 3.5 trillion cubic feet (Tcf) in proved gas reserves from several Israeli and Gaza fields which were discovered and will be be developed by two different groups.

The Mari and Noa fields are the largest fields, with estimated reserves of 1.7 Tcf of gas; both were discovered by the Yam Tethys Joint Venture, consisting of Noble (formerly Samedan) Mediterranean, Avner Oil Limited Partnership, Delek Drilling Ltd Partnership and several other Delek group entities. The photo on the right shows the Noa test producing and flaring 24 million cubic feet per day of gas. The second group is a joint venture led by British Gas and Isramco, together with several other members of the Isramco group and additional Israeli entities involved in the petroleum exploration and petro-chemical industries. In August 2000, the BG-Isramco group announced that it had discovered a large gas field 12 miles offshore at its Nir-1 well. The well reportedly contains gas reserves of 274 Bcf. Development of production facilities for the Mari and Noa fields have been completed, including a gas pipeline to shore. First deliveries of gas from the Mari Field commenced during February 2004. Installation of additional onshore and offshore infrastructure for gas distribution to local markets is continuing. The Nir Field has recently been abandoned due to unfavorable economics following the failure in November 2003 of the Nir-2 appraisal well. The Isramco group is currently in planning stages to drill a deep offshore oil test near its abandoned Yam-2 test drilled in the early 1990s.

In addition to its participation in Israeli offshore gas exploration and development, British Gas has announced the discovery of a large gas field 15 miles offshore Gaza under an exploration license granted to it by the Palestinian Authority. Estimated to contain 1.5 Tcf of gas, the field is located within a few miles of the Yam Tethys and BG-Isramco discoveries.

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Israel Oil & Gas Fields

Wells in Central Israel

1988 Seismic Coverage Map

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